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                          Idenix Pharmaceuticals, Inc.
                             125 CambridgePark Drive
                         Cambridge, Massachusetts 02140

                                                December 16, 2002


VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn:  Mr. Pradip Bhaumik

         Re:      Idenix Pharmaceuticals, Inc.
                  Registration Statement on Form S-1
                  (File No.  333-86184)

Dear Mr. Bhaumik:

         Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby withdraw the Registration Statement on Form S-1 of Idenix Pharmaceuticals, Inc. ("Indenix")(Registration No. 333-86184), effective as of the date hereof or as soon thereafter as practicable.

         Please be advised that the grounds on which this application for withdrawal is being made are the difficult market conditions for initial public offerings. No securities were sold in connection with the offering contemplated by the Registration Statement.

         Please be advised that Idenix may undertake a subsequent private offering of securities in reliance upon Rule 155(c) of the Securities Act.

         Please call the undersigned at (617) 250-3118 or Susan W. Murley at Hale and Dorr LLP (617) 526-6832 with any questions you may have.

                                       Very truly yours,

                                       /s/ Andrea J. Corcoran
                                       Andrea J. Corcoran, Esq.
                                       Senior Vice President, Legal
                                       and Administration